                                                Filed pursuant to Rule 424(b)(1)
                                                       Registration No.333-94261

                             SIEBEL SYSTEMS, INC.

                               3,319,561 Shares

                                 Common Stock

The Selling Stockholders:     The selling stockholders identified in this
                              prospectus are selling 3,319,561 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Offering Price:               The selling stockholders may sell the shares of
                              common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 25.

Trading Market:               Our common stock is listed on the Nasdaq National
                              Market under the symbol "SEBL." On February 7,
                              2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $102 13/16.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                The date of this prospectus is February 8, 2000

We have authorized no one to give any information or to make any representations that are not contained in this prospectus. You should rely only on the information provided in this prospectus or incorporated by reference therein. You must not rely on any unauthorized information.

This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary.................................  3
Risk Factors............................  4
Where You Can Find More Information..... 13
Incorporation by Reference.............. 13
Use of Proceeds......................... 14
Business................................ 14
Description of Capital Stock............ 20
Selling Stockholders.................... 23
Plan of Distribution.................... 25
Legal Matters........................... 26
Experts................................. 26

                              SIEBEL SYSTEMS, INC.

                        3,319,561 SHARES OF COMMON STOCK



                                February 8, 2000

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. Prospective investors should consider carefully the information in this prospectus under the heading "Risk Factors." Unless indicated otherwise, all share data is adjusted to reflect two-for-one stock splits (each in the form of a 100% dividend) that occurred on each of December 19, 1996, March 20, 1998 and November 12, 1999.

                                  The Company

  We are the market leader in web-based front office information systems for organizations focused on increasing sales, marketing and customer service effectiveness in field sales, telesales, telemarketing, retail, customer service, call centers, field service, resellers, business partners and Internet-based eCommerce, marketing and customer service. We design, develop, market and support Siebel Front Office Applications, a leading web-based application software product family designed to meet the sales, marketing and customer service information system requirements of even the largest multi-national organizations.

  Our front office applications deliver the first entirely web-based family of sales, marketing and customer service applications. The Siebel Front Office allows organizations to manage, synchronize and coordinate all customer interactions via the web, call center, field and business partner network. Our front office applications fully support ActiveX, Java and HTML and can be delivered over the Internet or via an organization's intranet, supporting multiple desktop platforms.

  Our products are also available in industry-specific versions designed for the pharmaceutical, consumer goods, telecommunications, insurance and finance vertical markets.

  Our customers are comprised of global market leaders, known for delivering the highest levels of quality in their products and services and for their commitment to maintain the highest levels of customer satisfaction. Spanning diverse industries and locations, our customers represent global organizations of all sizes.

  Deploying front office solutions is no longer viewed as a means of gaining a competitive advantage, but rather is fundamental to an organization's ability to survive. Employing front office applications technology to better manage their customer relationships today, our customers continue to be the leaders in their markets.

  Our principal executive offices are located at 1855 South Grant Street, San Mateo, CA 94402. Our telephone number is (650) 295-5000 and our e-mail address is info@siebel.com. We also maintain an Internet home page at "http://www.siebel.com".

                                 Recent Events

  At a special stockholders' meeting on October 20, 1999, our stockholders approved an amendment to our certificate of incorporation to increase our authorized number of shares of common stock from 300,000,000 to 800,000,000 shares.

  On November 12, 1999 we effected a two-for-one stock split by way of a stock dividend of one share of common stock for each share of common stock held by each stockholder. All share data is adjusted to reflect the stock split.

  On December 1, 1999, we acquired OnTarget, Inc. ("OnTarget"), a provider of consulting services and training programs for sales and marketing organizations. OnTarget will operate as a wholly owned subsidiary. Please refer to our Form 8-K filed on December 15, 1999 for more information about the OnTarget acquisition.

                                       3.

                                  RISK FACTORS

  In addition to the other information contained in this prospectus, investors should carefully consider the following risk factors in evaluating an investment in our common stock. This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct and actual results could differ materially from these projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

                         Risks Related to Our Business

We have a limited operating history upon which to evaluate our business.

  You should evaluate our prospects in light of the risks, expenses and uncertainties that companies in their early stage of development frequently encounter. We began operations in July 1993. We first shipped our Siebel Sales Enterprise product in April 1995 and our Siebel Service Enterprise product in December 1996. Subsequent versions of these products were first shipped in 1996 and 1997. Accordingly, we have a limited operating history upon which you may evaluate our business and prospects.

Our net revenue and operating results may fluctuate.

  We may experience a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially adversely affect our business and the market price of our common stock. Our net revenue and operating results may fluctuate significantly because of a number of factors, many of which are outside of our control. These factors include:

  .  Level of product and price competition;

  .  Length of our sales cycle and customer purchasing patterns;

  .  The size and timing of individual license transactions;

  .  Delay or deferral of customer implementations of our products;

  . Success in expanding our customer support organization, direct sales force and indirect distribution channels;

  .  Timing of new product introductions and product enhancements;

  .  Appropriate mix of products and services sold;

  .  Levels of international sales;

  .  Activities of and acquisitions by competitors;



                                       4.

  .  Timing of new hires and the allocation of our resources;

  .  Changes in the economy and foreign currency exchange rates; and

  .  Our ability to develop and market new products and control costs.

  One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our net revenue and operating results to fluctuate significantly. Based upon the preceding factors, we may experience a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially adversely affect our business, financial condition and the market price of our common stock.

Our quarterly operating results may fluctuate.

  Our net revenue and operating results may vary drastically from quarter to quarter. The main factors that may affect these fluctuations are:

  .  The discretionary nature of our customer's purchase and budget cycles;

  .  The size and complexity of our license transactions;

  .  The potential delays in recognizing revenue from license transactions;

  .  The timing of new product releases;

  .  Seasonal variations in operating results; and

  .  Variations in the fiscal or quarterly cycles of our customers.

  Each customer's decision to implement our products and services is discretionary, involves a significant commitment of resources and is subject to their budget cycles. In addition, the timing of license revenue is difficult to predict because of the length of our sales cycle, which has ranged to date from two to eighteen months. We base our operating expenses on anticipated revenue trends. Because a high percentage of these expenses are relatively fixed, a delay in recognizing revenue from license transactions could cause significant variations in operating results from quarter to quarter and could result in operating losses. If these expenses precede, or are not subsequently followed by, increased revenues, our operating results could be materially and adversely affected. Although we have not experienced significant seasonal variations in operating results, such variations could develop in the future.

  As a result of these and other factors, revenues for any quarter are subject to significant variation and we believe that period-to-period comparisons of our results of operations are not necessarily useful. You should not rely on these comparisons as indications of future performance. It is likely that our future quarterly operating results from time to time will not meet the expectations of market analysts or investors, which would likely have an adverse effect on the price of our common stock.

We need to successfully integrate acquisitions and manage growth.

  Our business strategy includes pursuing opportunities to grow our business, both internally and through selective acquisitions, investments, joint ventures and strategic alliances. Our ability to implement this strategy depends, in part, on our success in making such acquisitions, investments, joint ventures and strategic alliances on satisfactory terms and successfully integrating them into our operations. Implementation of our growth strategy may impose significant strains on our management, operating systems and financial resources. Failure to manage this growth, or unexpected difficulties encountered during expansion, could have an adverse effect on our business, operating results and financial condition.

                                       5.

We rely on strategic relationships with systems integrators.

  Failure to maintain existing strategic relationships with systems integrators, or to establish new relationships in the future, could have a material adverse effect on our business. We have established strategic relationships with a number of organizations that we believe are important to our sales, marketing and support activities, and the implementation of our products. We believe that our relationships with these organizations provide marketing and sales opportunities for our direct sales force and expand the distribution of our products. These relationships allow us to keep pace with the technological and marketing developments of major software vendors and provide us with technical assistance for our product development efforts.

  In particular, we have established a non-exclusive strategic relationship with Andersen Consulting, one of our largest stockholders. We have also entered into significant relationships with other third-party systems integrators such as PricewaterhouseCoopers and Deloitte Consulting. A significant portion of our revenues have historically been derived from customers for whom Andersen Consulting, or another systems integrator with which we have a significant relationship, have been engaged to provide system integration services. Any deterioration of our relationship with these significant third-party systems integrators could have a material adverse effect on our business, financial condition and results of operations. We also have relationships with IBM Corporation, Compaq Computer Corporation, Microsoft Corporation and Sun Microsystems, among others. Failure to maintain existing relationships, or to establish new relationships in the future, could have a material adverse effect on our business, results of operations and financial condition.

  Our current and potential customers may also rely on third-party systems integrators to develop, deploy and/or manage Siebel Front Office Applications. If we do not adequately train a sufficient number of system integrators, or if these integrators do not have, or do not devote, the resources necessary to implement our products, our business, operating results and financial condition could be materially and adversely affected.

The Internet presents unique risks.

  We may not be able to effectively compete in the Internet-related products and services market. Siebel Front Office Applications communicate through public and private networks over the Internet. The success of our products may depend, in part, on our ability to continue developing products that are compatible with the Internet. We cannot predict with any assurance whether the Internet will be a viable commercial marketplace or whether the demand for Internet-related products and services will increase or decrease in the future. The increased commercial use of the Internet could require substantial modification and customization of our products and the introduction of new products.

  Critical issues concerning the commercial use of the Internet, including security, demand, reliability, cost, ease of use, accessibility, quality of service and potential tax or other government regulation, remain unresolved and may affect the use of the Internet as a medium to support the functionality of our products and distribution of our software. If these critical issues are not favorably resolved, our business, operating results and financial condition could be materially and adversely affected.

We operate in a competitive and rapidly changing market.

  If the client-server and web-based applications markets fail to grow or grow more slowly than we currently anticipate, our business, operating results and financial condition could be materially and adversely affected. The market for client-server and web-based application software is relatively new, highly competitive and rapidly changing. We market our products only to customers who have migrated or are in the process of migrating their enterprise computing systems to client-server and web-based computing environments. Our future financial performance will partly depend on the continued growth of organizations successfully adopting client-server and web-based computing environments.

                                       6.

Our customers may not successfully implement our products.

  If existing customers have difficulty further deploying Siebel Front Office Applications or for any other reason are not satisfied with Siebel Front Office Applications, our business, operating results and financial condition could be materially and adversely affected. Many of our customers purchase and implement our products in phases. Our customers frequently deploy our products to large numbers of sales, marketing and customer service personnel. These end-users may not accept our products. Our products are also being deployed on a variety of computer hardware platforms and used with a number of third-party software applications and programming tools. This use may present significant technical challenges, particularly as large numbers of personnel attempt to use our product concurrently.

A limited number of products provides a substantial part of our license revenues.

  In 1998 and the first nine months of 1999, a substantial majority of our license revenues were attributable to sales of Siebel Sales Enterprise, Siebel Service Enterprise, Siebel Call Center and related products. We expect that such products and related consulting, maintenance and training services will continue to account for a majority of our future revenues. As a result, factors adversely affecting the pricing of or demand for such products, such as competition or technological change, could have a material adverse effect on our business, operating results and financial condition.

The length of time required to engage a client and to implement our products may be lengthy and unpredictable.

  The timing of the sales and implementation of our products and services is lengthy and not predictable with any degree of accuracy. You should not rely on prior sales and implementation cycles as any indication of future cycles.

  The license of our software products is often an enterprise-wide decision by prospective customers and generally requires us to provide a significant level of education to prospective customers regarding the use and benefits of our products. In addition, the implementation of our products involves a significant commitment of resources by prospective customers and is commonly associated with substantial reengineering efforts that may be performed by the customer or third-party systems integrators. The cost to the customer of our product is typically only a portion of the related hardware, software, development, training and integration costs of implementing a large-scale front office software system. For these and other reasons, the period between initial contact and the implementation of our products is often lengthy and is subject to a number of factors that may cause significant delays, over many of which we have little or no control. These factors include (i) the size and complexity of the overall project and (ii) delays in our customers' implementation of web-based computing environments. A delay in the sale or implementation of even a limited number of license transactions could have a material adverse effect on our business and operations and cause our operating results to vary significantly from quarter to quarter.

Our success will require us to continue to expand our direct sales force and technical support staff.

  Failure to expand our direct sales force or technical and customer support staff or to expand our distribution channels could materially and adversely affect our business, operating results and financial condition. We have expanded the distribution of our products in recent years. This expansion has placed new and increased demands on our direct sales force and technical and sales support staff. Our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting and training sufficient direct sales, technical and customer support personnel. Although we invest significant resources to expand our direct sales force and our technical and customer support staff, there is only a limited number of qualified personnel in these areas. Therefore, we may not be able to expand our direct sales force and technical support staff as necessary to support our growing operations. In addition, such expansion may not result in increased revenues.

Our expanding distribution may create additional risks.

  Failure to minimize channel conflicts could materially and adversely affect our business, operating results and financial condition. We have recently entered into a number of relationships with resellers in order to obtain broad

                                       7.

market coverage. We have generally avoided exclusive relationships with resellers of our products. Discount policies and reseller licensing programs are intended to support each distribution channel with a minimum level of channel conflicts.

Our revenue is concentrated in a relatively small number of customers.

  Our success depends on maintaining relationships with our existing customers. A relatively small number of customers have accounted for a significant percentage of our revenues. For 1998, license revenues from our ten largest customers accounted for 21% of total revenues. We expect that licenses of our products to a limited number of customers will continue to account for a significant percentage of revenue for the foreseeable future. The loss of a small number of customers or any reduction or delay in orders by any such customer, or failure to successfully market our products to new customers, could have a material adverse effect on our business, financial condition and results of operations.

Our continued success will require us to keep pace with technological developments, evolving industry standards and changing customer needs.

  The software market in which we compete is characterized by (i) rapid technological change, (ii) frequent introductions of new products, (iii) changing customer needs and (iv) evolving industry standards. To keep pace with technological developments, evolving industry standards and changing customer needs, we must support existing products and develop new products. We may not be successful in developing, marketing and releasing new products or new versions of the Siebel Front Office Applications that respond to technological developments, evolving industry standards or changing customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction and sale of these enhancements. In addition, these enhancements may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If release dates of any future products or enhancements to the Siebel Front Office Applications are delayed, or if these products or enhancements fail to achieve market acceptance when released, our business, operating results and financial condition could be materially and adversely affected. In addition, new products or enhancements by our competitors may cause customers to defer or forego purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

To be successful, we must effectively compete in the front office systems market.

  Our products target the front office systems market. This market is highly competitive, rapidly changing and significantly affected by new product introductions. We face competition primarily from our customers' internal information technology departments and systems integrators, as well as from other application software providers that offer a variety of products and services to address this market. Many of our customers and potential customers have attempted to develop front office systems in-house, either alone or with the help of systems integrators. We may not be able to compete successfully against such internal development efforts.

  We rely on a number of systems consulting and systems integration firms for a substantial portion of implementation and other customer support services, as well as for recommendations of our products during the evaluation stage of the purchase process. Although we seek to maintain close relationships with these service providers, many of them have similar and often more established, relationships with our competitors. If we are unable to develop and retain effective, long-term relationships with these third parties, our competitive position could be materially and adversely affected. Further, many of these third parties have significantly greater resources than we do and may market software products that compete with us.

  A large number of personal, departmental, enterprise-wide and other products exist in the front office software market. Companies (Products) such as Symantec (ACT!), Borealis Corporation (Arsenal), Saratoga Systems (Avenue), Aurum (BaanFrontOffice) (acquired by Baan Company N.V.), Corepoint (Corepoint Field Sales, Corepoint Telesales), Clarify Inc. (ClearSales, ClearSupport), ONYX (Customer Center), Epiphany (e.4 System), Silknet (eBusiness System), IMA
(EDGE), Rubric (EMA), Applix (Enterprise), Dendrite International, Inc. (Force
One), Marketrieve Company (Marketrieve PLUS), Firstwave Technologies, Inc. (Netgain), Broadvision, Inc. (One-To-One Application System), Oracle Corporation (Oracle Field Sales Online, Oracle Service and Oracle Call, Front Office Application), Relavis (OverQuota), Pivotal Software, Inc. (Relationship), SAP AG (Sales Force Automation

                                       8.

Solution), SalesLogix (SalesLogix), Portera (ServicePort), MEI (UniverSell), Exchange Applications (ValEX) and The Vantive Corporation (Vantive Enterprise) (acquired by PeopleSoft Inc.) are among the many firms in this market segment.

  Some of these competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many competitors have well-established relationships with our current and potential customers. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can.

  There are many factors that may increase competition in the front office systems market, including (i) entry of new competitors, (ii) alliances among existing competitors, (iii) consolidation in the software industry and (iv) technological changes or changes in the use of the Internet. Increased competition may result in price reductions, reduced gross margins or loss of market share, any of which could materially and adversely affect our business, operating results and financial condition. If we cannot compete successfully against current and future competitors or overcome competitive pressures, our business, operating results and financial condition may be adversely affected.

If we do not maintain our relationships with third-party vendors, interruptions in the supply of our products may result.

  We may not be able to replace the functionality provided by the third-party software currently offered with our products if that software becomes obsolete or incompatible with future versions of our products or is not adequately maintained or updated. Portions of our products incorporate software that was developed and is maintained by third-party software developers. Although we believe there are other sources for these products, any significant interruption in the supply of these products could adversely impact our sales unless and until we can secure another source. We depend in part on these third parties' abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. The absence of or any significant delay in the replacement of functionality provided by third-party software in our products could materially and adversely affect our sales.

Software errors or defects in our products could reduce revenues.

  Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Although we conduct extensive product testing during product development, we have, in the past, been forced to delay the commercial release of products until the correction of software problems. We could lose revenues as a result of software errors or defects.
Our products are intended for use in sales applications that may be critical to a customer's business. As a result, we expect that our customers and potential customers will have a greater sensitivity to product defects than the market for software products generally. Testing errors may also be found in new products or releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, damage to our reputation, or increased service and warranty costs, any of which could have a material adverse effect upon our business, operating results and financial condition.

If we do not successfully manage our growth, our business may be negatively impacted.

  If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially and adversely affected. Our business has grown rapidly in recent years. This growth has placed a significant strain on our management systems and resources. To manage future growth, we must continue to (i) improve our financial and management controls, reporting systems and procedures on a timely basis and (ii) expand, train and manage our employee work force.

                                       9.

The loss of key personnel could negatively affect our performance.

     Our performance depends on the continued service of our key technical, sales and senior management personnel, particularly Thomas M. Siebel, our Chairman and Chief Executive Officer. None of our key employees has entered into an employment agreement with us. The loss of the services of one or more of our executive officers could have a material adverse effect on our business, operating results and financial condition.

Substantial leverage and debt service obligations may adversely affect our cash flow.

     We have substantial amounts of outstanding indebtedness, primarily our 5-1/2% convertible subordinated notes due September 15, 2006. As a result of this indebtedness, our principal and interest payment obligations are substantial.
We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We also expect to add additional equipment loans and lease lines to finance capital expenditures and may obtain additional long-term debt, working capital lines of credit and lease lines. There can be no assurance that any financing arrangements will be available.

     Our substantial leverage could have significant negative consequences, including:

     . increasing our vulnerability to general adverse economic and industry conditions;

     .  limiting our ability to obtain additional financing;

     . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

     . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     . placing us at a competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

The protection of our proprietary information is limited.

     We rely primarily on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our proprietary rights. We also believe that the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We seek to protect our software, documentation and other written materials under patent, trade secret and copyright laws, which afford only limited protection. Any patents issued to us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. Furthermore, others may develop technologies that are similar or superior to our technology or design around our patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate. We have entered into agreements with substantially all of our customers that require us to place Siebel Front Office Applications source code into escrow. Such agreements generally provide that such parties will have a limited, non-exclusive right to use such code if
(i) there is a bankruptcy proceeding by or against us, (ii) we cease to do business, or (iii) we fail to meet our support obligations.

     Although we do not believe that we are infringing any proprietary rights of others, third parties may claim that we have infringed their intellectual property rights. Furthermore, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of such former employers. Any such claims, with or without merit, could (i) be time consuming to defend, (ii) result in costly litigation, (iii) divert management's attention and resources,
(iv) cause product shipment

                                      10.

delays and (v) require us to pay money damages or enter into royalty or licensing agreements. A successful claim of product infringement against us and our failure or inability to license or create a workaround for such infringed or similar technology may materially and adversely affect our business, operating results and financial condition.

  We license certain software from third parties. These third-party software licenses may not continue to be available to us on acceptable terms. The loss of, or inability to maintain, any of these software licenses could result in shipment delays or reductions. This could materially and adversely affect our business, operating results and financial condition.

Year 2000 problems may cause an interruption in our business.

  Many existing computer programs and systems use only two-digit fields to identify the year, e.g. 85=1985 and they are unable to process date and time information between the twentieth and twenty-first centuries. Accordingly, computer programs and software may need to be modified prior to the year 2000 in order to remain functional. Although we have spent a large amount of time and resources to address potential Y2K problems, and are not aware of any Y2K problems with respect to our programs and systems caused by the recent commencement of the year 2000, there is no assurance that we will be successful in our efforts to identify and address all Y2K issues that may arise in the future. Failure to complete the necessary modifications in the event such issues arise could cause a disruption or failure of our programs and systems.

International operations involve unique risks.

  Our revenues are primarily derived from large multi-national companies. To service the needs of these companies, we must provide worldwide product support services. We have expanded and intend to continue expanding, our international operations and enter additional international markets. This will require significant management attention and financial resources that could adversely affect our operating margins and earnings. We may not be able to maintain or increase international market demand for Siebel Front Office Applications. If we do not, our international sales will be limited and our business, operating results and financial condition could be materially and adversely affected.

  Our international operations are subject to a variety of risks, including (i) foreign currency fluctuations, (ii) economic or political instability, (iii) shipping delays and (iv) various trade restrictions. Any of these risks could have a significant impact on our ability to deliver products on a competitive and timely basis. Significant increases in the level of customs duties, export quotas or other trade restrictions could also have an adverse effect on our business, financial condition and results of operations. In situations where direct sales are denominated in foreign currency, any fluctuation in foreign currency or the exchange rate may adversely affect our business, financial condition and results of operations. We manage our foreign currency exchange rate risk by entering into contracts to sell foreign currency at the time a foreign currency receivable is generated. When the foreign currency receivable is collected, the contract is liquidated, thereby converting the foreign currency to US dollars and mitigating the exchange rate risk. In certain instances, we have not hedged foreign currency receivables when the forward contracts in the relevant currency were not readily available or were not cost effective.

Certain stockholders may be able to exercise control over matters requiring stockholder approval.

  Our current officers, directors and entities affiliated with us together beneficially owned a significant portion of the outstanding shares of common stock as of September 30, 1999. While these stockholders do not hold a majority of our outstanding common stock, they will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This may prevent or discourage tender offers for our common stock.

Our stock price may continue to be volatile.

  Our stock price has fluctuated substantially since our initial public offering in June 1996. The trading price of our common stock is subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant orders, changes in earning estimates by analysts, announcements of technological

                                      11.

innovations or new products by us or our competitors, general conditions in the software and computer industries and other events or factors. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar or related to ours and that have been unrelated to the operating performance of these companies. These market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock.

Certain provisions in our charter documents may prevent certain corporate actions.

  Our Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further approval by our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the common stock. The rights of the holders of common stock will be subject to and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding voting stock. We have a classified Board of Directors. This and certain other provisions of our certificate of incorporation and certain provisions of our Bylaws and of Delaware law, could delay or make more difficult a merger, tender offer or proxy contest.

                                      12.

                      WHERE YOU CAN FIND MORE INFORMATION

     Our principal executive offices are located at 1855 South Grant Street, San Mateo, CA 94402. Our telephone number is (650) 295-5000 and our e-mail address is info@siebel.com. We also maintain an Internet home page at "http://www.siebel.com".

     We have filed with the Securities and Exchange Commission, the SEC, a registration statement on Form S-3 to register the securities offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at "http://www.sec.gov".

                          INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed on March 31, 1999, including all material incorporated by reference therein;

2.   Our Definitive Revised Proxy Statement on Schedule 14A, filed on April 5,
     1999;

3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, filed on May 14, 1999, including all material incorporated by reference therein;

4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, filed on August 13, 1999, including all material incorporated by reference therein;

5.   Our Definitive Proxy Statement on Schedule 14A, filed on September 17,
     1999;

6. Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999, filed on November 15, 1999, including all material incorporated by reference therein;

7. Our Report on Form 8-K filed on December 15, 1999, including all material incorporated by reference therein;

8. Our Report on Form 8-K filed on January 7, 2000, including all material incorporated by reference therein;

9. All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1998, including all material incorporated by reference therein; and

10. The description of the common stock contained in our Registration Statement on Form 8-A.

                                      13.

     You may request a copy of these filings, at no cost to you, by writing or telephoning us at: Siebel Systems, Inc. Attention: Investor Relations, 1855 South Grant Street San Mateo, California 94402 Telephone (650) 295-5000.

     Our common stock is quoted on the Nasdaq National Market under the symbol "SEBL." The last reported sales price of the common stock on the Nasdaq National Market ("Nasdaq") on January 5, 2000 was $ 74.56 per share.

     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. See "Selling Stockholders."


                                   BUSINESS

Overview

     We are the market leader in web-based front office information systems for organizations focused on increasing sales, marketing and customer service effectiveness in field sales, telesales, telemarketing, retail, customer service, call centers, field service, resellers, business partners and Internet-based eCommerce, marketing and customer service. We design, develop, market and support Siebel Front Office Applications, a leading web-based application software product family designed to meet the sales, marketing and customer service information system requirements of even the largest multi-national organizations.

     Our front office applications deliver the first entirely web-based family of sales, marketing and customer service applications. The Siebel Front Office allows organizations to manage, synchronize and coordinate all customer interactions via the web, call center, field and business partner network. Siebel front office applications fully support ActiveX, Java and HTML and can be delivered over the Internet or via an organization's intranet, supporting multiple desktop platforms.

     Designed to run within a browser with no previously installed client-side software, Siebel front office applications allow organizations to dramatically reduce the cost of ownership for our applications and extend their reach throughout the organization's network of third-party resellers and service providers, business partners and customers (the organization's "extraprise").

     Organizations configure our applications once and deploy them to mobile laptop or handheld computers for field sales and service, in call centers, or via the Internet to resellers and customers.

     Our products are also available in industry-specific versions designed for the pharmaceutical, consumer goods, telecommunications, insurance and finance vertical markets.

     Our customers are comprised of global market leaders, known for delivering the highest levels of quality in their products and services and for their commitment to maintaining the highest levels of customer satisfaction. Spanning diverse industries and locations, our customers represent global organizations of all sizes.

     Deploying front office solutions is no longer viewed as a means of gaining a competitive advantage, but rather is fundamental to an organization's ability to survive. Employing front office applications technology to better manage their customer relationships today, our customers continue to be the leaders in their markets.

     Through our global strategic alliances with industry-leading organizations, we continue to enhance our Siebel Front Office product suite, ensuring that we fully support our customers' technology requirements and industry best practices today and in the future.

                                      14.

Products

     Siebel 99.5, released in June 1999, brings the first entirely web-based family of front office applications to market. Our web-based architecture and diverse product offerings, are designed to provide support for sales, marketing and customer service organizations and extends that support and seamlessly unites, the organization's extraprise. This extended support not only enhances communication between the organization and its customers but does so without dependence on any particular method of communication.

     Siebel Sales Enterprise

     Siebel Sales Enterprise is designed to allow teams of sales and marketing professionals to manage sales information throughout the entire sales cycle. This core application includes the Opportunity Management, Account Management, Contact Management, Activity Tracking, Message Broadcasting, Siebel Search, Quotas and Incentives modules.

     Siebel Sales Enterprise options, as of July 31, 1999, include Siebel Quotes, Siebel Revenue Forecasting, Siebel Product Forecasting, Siebel Proposal Generator, Siebel Presentations, Siebel Campaigns, Siebel Sales Assistant, Siebel Target Account Selling, Siebel Customer Service Integration, Siebel Product Configuration and Siebel Product Configuration Integration Object.

     Siebel Service Enterprise

     Siebel Service Enterprise enables teams of customer service, sales and marketing professionals to ensure complete customer satisfaction by using closed-loop, service request management capabilities. The base application includes the Service Request Management, Account Management, Asset Tracking, Contact Management, Activity Tracking, Message Broadcasting, Solution Management and Siebel Search modules.

     Siebel Service Enterprise options, as of July 31, 1999, include Siebel Service Assistant, Siebel Quality Management and Siebel Mail Agent.

     Siebel Field Service

     Siebel Field Service extends upon Siebel's customer service solution and provides field engineers with service functionality for entitlement/contracts management, integration with other customer facing departments, dispatch and scheduling, parts management and repair center operations. Siebel Field Service provides a complete solution for the mobile technician as well as the connected service agent.

     Siebel Field Service options, as of July 31, 1999, include Siebel Service Inventory, Siebel Shipping/Receiving, Siebel Logistics Manager, Siebel Repair, Siebel Service Assistant, Siebel Quality Management and Siebel Mail Agent.

     Siebel Call Center

     Siebel Call Center provides blended Sales and Service functionality that enables call center agents to provide both sales and customer service assistance to customers. It accesses the power of Siebel Sales and Service Enterprise to integrate all available customer information. This allows each service request to result in additional sales opportunities and provides integrated sales and service histories for each opportunity. This base application includes the Opportunity Management, Service Request Management, Account Management, Asset Tracking, Contact Management, Activity Tracking, Message Broadcasting, Solution Management and Siebel Search modules.

     Siebel Call Center options, as of July 31, 1999, include all of the options available for both Siebel Sales Enterprise and Siebel Service Enterprise.

                                      15.

     Siebel Marketing Enterprise

     The Siebel Marketing Enterprise is designed to allow marketing professionals, sales and service managers and business analysts to monitor overall company performance and the effectiveness of company programs and activities. Siebel Marketing Enterprise is designed to extract information from Siebel Sales Enterprise, Siebel Service Enterprise and Siebel Call Center into a customer data mart, designed for fast data analysis. Siebel Marketing Enterprise is designed to include a broad range of pre-built analyses about customers, sales pipeline, customer service, competitors, campaigns and products, allowing managers and analysts to drill down into key operational details. Siebel Marketing Enterprise also includes powerful database marketing capabilities that allow marketing professionals to immediately develop multi-level campaigns that are tailored to target specific market segments.

     General product options are typically available on any of the Siebel Enterprise Base applications and as of July 31, 1999, include Siebel Thin Client, Siebel Encyclopedia, Siebel Office, Siebel Calendar, Siebel Reports, Siebel Expense Reporting, Siebel Executive Information System, Siebel Incentive Compensation, Siebel Order Entry, Siebel Contracts, Siebel SmartScript, Siebel CTI, Siebel CTI Connect, Siebel Remote, Siebel Anywhere, Siebel Workflow Manager, Siebel Assignment Manager, Siebel Data Quality, Siebel Professional Services, Siebel Training and Siebel Advanced Search.

     Siebel eBusiness

     Siebel eBusiness allows organizations to interact directly with customers and partners over the Internet. Using Siebel eBusiness, organizations can immediately deploy scalable, secure and web-based applications for acquiring, growing and retaining customers. Siebel eBusiness Applications include Siebel eSales, Siebel eMarketing and Siebel eService.

     Siebel eSales. Siebel eSales is a web-based application to support unassisted business-to-business and business-to-consumer selling over the Web. Siebel eSales includes a visual product catalog, web-based quote generation, self-service solution configuration and on-line ordering. Siebel eSales options, as of July 31, 1999, include Siebel eShopping Basket, Siebel eCatalog, Siebel eConfigurator and Siebel eOrders.

     Siebel eMarketing. Siebel eMarketing enables enterprises to create, execute and assess web-based marketing campaigns. With Siebel eMarketing, enterprises segment their customers and prospects; target them with a personalized, automatically generated web- or email-based promotions; and create graphical reports to assess the effectiveness and return-on-investment of the campaign.

     Siebel eService. Through web- and email-based service automation, Siebel eService allows organizations to manage the entire service process and to provide world-class customer service and support via the Internet.

     Siebel InterActive. Allows organizations to provide customized web-based personalized briefings to partners and resellers over the web. Briefings include key customer information including opportunities, accounts and contacts and on-line content such as news and company profiles.

     Industry Applications

     Our products are available in industry-specific versions, all with similar functionality, but each specifically designed for a particular industry. Examples of our vertical products include:

     .    Siebel Pharma;

     .    Siebel Consumer Goods;

     .    Siebel Communications;

     .    Siebel Insurance;

                                      16.

     .    Siebel Finance; and

     .    Siebel Utilities.

     Product Development Expense

     During 1996, 1997, 1998 and the nine-month period ended September 30, 1999, we had product development expenses of $14.8 million, $26.7 million, $44.0 million and $58.3 million, respectively.

Professional Services

     We provide implementation consulting and other technical services to license customers through our worldwide professional services organization. We provide these services in connection with similar services provided by certain global alliance partners to provide the customer with the full array of services necessary to install, integrate, customize and deploy Siebel Front Office Applications.

Customer Support and Training

     We offer a comprehensive, multi-tiered, integrated family of global support programs designed to ensure successful implementation and customer satisfaction. These programs include maintenance, technical support, professional services and customer communications, as well as extensive educational offerings.

Marketing and Sales

     In the United States, we market and sell our products and services primarily through our direct sales and services organization. We have sales and service professionals in 33 offices throughout the United States. Outside the United States, we sell our products primarily through our direct sales and services organization in the countries where we have an office. We have sales and service professionals in 22 offices outside of the United States. We also market and sell our products through distributors, primarily in Japan, Latin America, South Africa and Asia.

     Our ability to achieve significant revenue growth in the future will depend in large part on our success in recruiting and training sufficient direct sales, technical and customer support personnel and establishing and maintaining relationships with our strategic partners. We believe the complexity of our products and the large-scale deployment anticipated by our customers will require a number of highly trained customer support personnel.

     Our marketing and sales strategy includes the following key elements:

     Target Large Multi-National Customers in a Broad Range of Industries

     Our products are intended to be deployed on a global basis and provide shared, up-to-date information for field sales, telemarketing, telesales, marketing, customer service and third party reseller sales organizations. We have a considerable number of large, multinational companies in our customer base and intend to leverage our experience and continue to target sales and marketing activities through our direct sales force to expand worldwide market acceptance of Siebel Front Office Applications.

     Maintain and Extend Advanced Technology Position

     The Siebel Front Office Applications utilize advanced information technology. We employ the use of configurable business objects (BusObjects) that allow organizations to configure the Siebel application to fit their unique needs while ensuring a clear and consistent upgrade path for future releases. Our's web-centric, multi-tiered architecture is designed to enable large-scale web, mobile and call center deployments with a single object metadata repository. We have developed patented synchronization capabilities that allow large numbers of mobile users to intermittently connect and synchronize their local database with a server database. We have made extensive use of object oriented component technology with extensible application program interfaces
(APIs) to enable seamless

                                      17.

integration to other applications. We intend to continue to commit substantial resources to maintain and extend our advanced technology position.

     Global Strategic Alliances

     Long-term strategic business partnerships with leading technology providers continue to serve as a core component of our strategy to maintain our technology and market leadership, consistently deliver superior customer satisfaction and enable corporate growth.

     We have partnered with best-of-class business and systems integrators, hardware, software, support and training partners to ensure the successful deployment of Siebel Front Office Applications. These strategic global partnerships with industry leaders help ensure that we deliver comprehensive solutions that completely meet our global customers' sales, marketing and customer service information systems needs.

     Promote Successful Customer Implementations

     Our success is dependent upon our customers' successful implementation of Siebel Front Office Applications. As a result, we actively support the customer's deployment efforts by providing Internet and telephone technical support, providing comprehensive instructor-led training and assigning an account management team that consists of a sales representative, a technical account manager and an executive sponsor. To objectively measure customer satisfaction, we employ an independent third-party organization to perform periodic customer satisfaction audits.

     Expand Global Sales Capabilities

     We intend to expand our global sales capabilities by increasing the size of our direct sales organization in major markets and continuing to leverage distributors in other selected markets. In particular, we plan to expand our direct sales and marketing activities in Asia, Australia, Europe, South America and North America. We have operations in Australia, Brazil, Canada, Colombia, France, Germany, Italy, Japan, Mexico, the Netherlands, Norway, Sweden, Switzerland, the United Kingdom and the United States and have introduced localized versions of Siebel Front Office Applications for major European and Asian markets. We are currently developing other localized versions, which will be released as market conditions warrant.

     During each of 1996, 1997, 1998 and the nine-month period ended September 30, 1999, no individual customer accounted for more than 10% of revenues. Export license sales for 1996, 1997, 1998 and the nine-month period ended September 30, 1999 were $7.7 million, $41.8 million, $88.2 million and $100.9 million, respectively. This represented 10%, 27%, 30% and 31% of total license revenues, respectively.

Competition

     The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our products are targeted at the emerging market for sales, marketing and customer information systems. We face competition from customers' internal development efforts, custom system integration products, as well as other application software providers that offer a variety of products and services designed to address this market. We believe that the market for global front office information systems has historically not been well served by the application software industry. We believe that most customer deployments have been the result of large internal development projects, custom solutions from systems integrators or the application of personal and departmental productivity tools to the global enterprise.

     Internal Development

     Many of our customers and potential customers have in the past attempted to develop sales, marketing and customer service information systems in-house, either alone or with the help of systems integrators. Internal information technology departments have staffed projects to build their own systems utilizing a variety of tools. In some cases, such internal development projects have been successful in satisfying the needs of an organization. However, since software development, support and maintenance are not core competencies of these organizations in

                                      18.

some cases such projects are unsuccessful. The competitive factors in this area require that we produce a product that conforms to the customer's information technology standards, scales to meet the needs of large enterprises, operates globally and costs less than the result of an internal development effort. There can be no assurance that we will be able to compete effectively against such internal development efforts.

     Custom System Integration Projects

     A second source of competition results from system integrators engaged to build a custom development application. The introduction of a system integrator typically increases the likelihood of success for the customer. However, this approach can be expensive as compared to the purchase of third party products and typically results in a product that has not been designed to be supported, maintained and enhanced by a focused software development company. Maintenance and support for the custom code can become burdensome in future years, with enhancements and modifications being cost-prohibitive. The competitive factors in this area require that we demonstrate to the customer the cost savings and advantages of a configurable, upgradeable and commercially-supported product developed by a dedicated professional software organization.

     We rely on system consulting and system integration firms for implementation and other customer support services, as well as recommendations of our products during the evaluation stage of the purchase process. Although we seek to maintain close relationships with these service providers, many of these third parties have similar and often more established, relationships with our competitors. There can be no assurance that these third parties, many of which have significantly greater resources than us, will not market software products in competition with us in the future or will not otherwise reduce or discontinue their relationships with or support of us and our products.

     Other Competitors

     A large number of personal, departmental and other products exist in the front office applications market. Companies (Products) such as Silknet (eBusiness System), Rubric (EMA), Exchange Applications, Portera (ServicePort), Relavis (OverQuota), Symantec (ACT!), Saratoga Systems (Avenue), Epiphany (e.4 System), Clarify Inc. (ClearSales, ClearSupport), ONYX (Customer Center), IMA
(EDGE), Applix (Enterprise), Dendrite International, Inc. (Force One), Marketrieve Company (Marketrieve PLUS), Firstwave Technologies, Inc. (Netgain), Broadvision, Inc. (One-To-One Application System), Oracle Corporation (Oracle Field Sales Online, Oracle Service and Oracle Call, Front Office Application), Pivotal Software, Inc. (Relationship), SAP AG (Sales Force Automation Solution), SalesLogix (SalesLogix), Aurum (BaanFrontOffice) (acquired by Baan Company N.V.), MEI (UniverSell) and The Vantive Corporation (Vantive Enterprise) (acquired by PeopleSoft Inc.) are among the many firms in this market segment. Some of these competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than us. In addition, many competitors have well-established relationships with current and potential customers of ours. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. We believe that we compete favorably in this marketplace based on the following competitive advantages: breadth and depth of functionality, a modern and enduring web-based product architecture, ability to manage all customer interactions support across multiple channels, configurable business objects, support for the global enterprise, scalability allowing support for large user communities and strategic alignments with industry leaders. In general, we have priced our products at or above those of our competitors, which pricing we believe is justified by the scope of functionality delivered and the performance characteristics afforded by our products.

     It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of consolidation in the software industry. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, operating results and financial condition.

                                      19.

Employees

     As of September 30, 1999, we had a total of 2,516 employees, of which 1,974 were based in the United States, 3 in Argentina, 11 in Australia, 1 in Austria, 14 in Brazil, 3 in Colombia, 52 in Canada, 1 in Denmark, 51 in France, 74 in Germany, 8 in Ireland, 10 in Italy, 30 in Japan, 11 in Malaysia, 7 in Mexico, 23 in the Netherlands, 2 in Norway, 1 in Portugal, 1 in Scotland, 14 in Spain, 4 in Sweden, 8 in Switzerland and 213 in the United Kingdom. Of the total, 901 were engaged in sales and marketing, 418 were in product development, 1,022 were in customer support and professional services and 175 were in finance, administration and operations. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, particularly Thomas M. Siebel, our Chairman and Chief Executive Officer, none of whom is bound by an employment agreement. The loss of the services of one or more of our key employees could have a material adverse effect on our business, operating results and financial condition. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense and there can be no assurance that we will be able to retain our key technical, sales and managerial personnel in the future. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

                         DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue up to 802,000,000 shares, $0.001 par value, divided into two classes designated "common stock" and "preferred stock." Of such shares authorized, 800,000,000 shares are designated as common stock and 2,000,000 are designated preferred stock.

Common Stock

     As of January 4, 1999, there were 194,510,814 shares of common stock outstanding that were held of record by approximately 710 record holders.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

     Pursuant to our Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of us. We have no present plan to issue any shares of preferred stock.

Registration Rights

     The holders of 31,012,405 (as of December 21, 1999) shares of common stock are entitled to certain rights with respect to the registration of such shares under the Securities Act pursuant to the Restated Investor Rights

                                      20.

Agreement among such holders and Siebel, dated December 1, 1995, as amended. Under the terms of the agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled, subject to certain limitations, to include shares therein. The holders may also require us to file a registration statement under the Securities Act with respect to their shares and we are required to use our best efforts to effect two such registrations. Furthermore, the holders may require us to register their shares on Form S-3. Generally, we are required to bear all registration and selling expenses incurred in connection with any such registrations. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration. Such registration rights terminate on September 19, 2003. The rights of the holders under the agreement may be waived with the written consent of the holders of at least a majority of the shares registrable thereunder. Such rights have been waived in connection with this offering.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws

     Our certificate of incorporation provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Stockholders have no cumulative voting rights and the stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors.

     Our certificate of incorporation also requires that (a) any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing and (b) the stockholders may amend our bylaws or adopt new bylaws, only by the affirmative vote of 2/3 of the outstanding voting securities. In addition, special meetings of the stockholders may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. These provisions may have the effect of delaying, deferring or preventing a change in control of us.

     The classification of the Board of Directors and lack of cumulative voting will make it more difficult for our existing stockholders to replace the Board of Directors as well as for another party to obtain control of us by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of Siebel, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies of the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

     We are subject to Section 203 or the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or

                                      21.

subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     In general, Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation. In general,
Section 203 defines "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See "Risk Factors - Certain provisions in our charter documents may prevent certain corporate actions."

                                      22.

                             SELLING STOCKHOLDERS

     In connection with the acquisition of OnTarget in December of 1999, we issued to the selling stockholders shares of our common stock, and we agreed to register a number of shares of the common stock for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of:

     . the date the shares of common stock offered under this prospectus have been sold to the public;

     . the date one year from the date of the closing of the acquisition of OnTarget (subject to adjustment in certain cases for delays in filing); and

     . in some cases, the date when all shares of common stock offered under this prospectus may be sold in any three month period under Rule 144.

Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The following table sets forth certain information regarding the beneficial ownership of the common stock, as of January 7, 2000, of each of the selling stockholders.

     The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of January 7, 2000, adjusted as required by rules promulgated by the SEC.

Selling Stockholder                                                    Number of Shares      Shares Being
-------------------                                                    ----------------      ------------
                                                                         Beneficially          Offered
                                                                         ------------          -------
                                                                            Owned
                                                                            -----
J. Alston Gardner                                                          1,779,997          1,601,997
The Gardner Family Grantor Retained Annuity Trust                            307,752            276,977
Philip N. Rawlins                                                            263,935 (1)        237,542
Wendy S. Lea                                                                 263,935            237,542
Nicholas J. Nascone                                                          136,949            123,254
Fred R. Burton                                                                80,785             72,706
Bradford Milner                                                               19,157             17,241
Jeffrey S. Muir                                                              136,103 (2)        122,493
Michael A. Waddell                                                            27,698             24,928
Oberon Management, Ltd.                                                      213,041            191,737
Fluvia Investments, Ltd.                                                     213,041            191,737
Alun Newby                                                                   105,464             94,918
Barbara Kay Newby                                                             45,199             40,679
Steve Hill                                                                    32,285             29,057
David Roberts                                                                 32,285             29,057

                                      23.

Stephen J. Bistritz                         3,847              3,462
Deborah L. Gallagher                        3,847              3,462
Mark B. Gardner                             3,847              3,462
Donnie M. Hardison, Jr.                     3,847              3,462
John W. Harris                              3,847              3,462
Rod Jones                                   3,847              3,462
Robert J. Knight III                        3,847              3,462
Jeff Friedler                               3,847              3,462

--------------------------------------------------------------------------------

(1) Mr. Rawlins directly owns 231,862 shares of our common stock and beneficially owns 32,073 shares of our common stock as trustee for the Philip N. Rawlins 1999 Trust U/A 11/15/99.

(2) Mr. Muir directly owns 19,157 shares of our common stock and beneficially owns: (a) 46,163 shares of our common stock as trustee for the U/A J. Alston Gardner Trust dated 10/18/99, FBO Emma Gardner and Descendants; (b) 46,163 shares of our common stock as trustee for the U/A J. Alston Gardner Trust dated 10/18/99, FBO Anna Gardner and Descendants; and (c) 24,620 shares of our common stock as trustee for The Nascone Family Grantor Retained Annuity Trust U/A Nicholas J. Nascone 10/18/99.

                                      24.

                             PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     . on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

     .    in the over-the-counter market,

     .    in private transactions,

     .    through options,

     .    by pledge to secure debts and other obligations or

     .    a combination of any of the above transactions.

          If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     We entered into a registration rights agreement for the benefit of the selling stockholders to register certain shares of our common stock held by such selling stockholders under applicable federal and state securities laws and

                                      25.

under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act.

     We will pay substantially all of the expenses incurred by the selling stockholders incident to the offering and sale of the common stock.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby is being passed upon for us by Cooley Godward LLP, Palo Alto, California. James C. Gaither, a partner of Cooley Godward LLP, is one of our directors. As of the date of this prospectus, certain members and associates of Cooley Godward LLP beneficially own an aggregate of 154,424 shares of our common stock.

                                    EXPERTS

     The historical and supplemental consolidated financial statements and schedule of Siebel Systems, Inc. and subsidiaries as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein, and in the registration statement, in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                      26.